

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

March 28, 2007

Father Gregory Ofiesh
President
Franklin Lake Resources, Inc.
172 Starlite Street
San Francisco, CA 94080

> **Re: Franklin Lake Resources, Inc.
> Form 10-KSB for the Fiscal Year Ended October 31, 2006
> Filed January 29, 2007
> File No. 0-21812**

Dear Father Ofiesh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended October 31, 2006

Financial Statements

Audit Opinion, page F-1

1.   We note that your auditors have not audited the inception-to-date information,
        covering the period from May 23, 1986 (inception) through October 31, 2002 in
        rendering their opinion. Generally, we would expect all periods covered within
        the cumulative data to be audited. If this is not feasible, you may revise your
        financial statements to identify the all cumulative data as unaudited. Please
        contact us by telephone if you require further clarification.

Balance Sheet, page F-2

2.   We note that you have report an amount of $25,000 associated with water rights
        on your balance sheet. Please expand your disclosures to include a description of
        your water rights, including the origin of the rights and their intended use.
        Further, tell us whether you have accounted for the rights as tangible or intangible
        assets.

3.   Please revise the amount in your balance sheet labeled as 'Accumulated Deficit'
        to 'Deficit Accumulated during the Development Stage,' in accordance with
        paragraph 11(a) of SFAS 7.

Statement of Operations, page F-3

4.   We note that you have recorded a gain on the sale of property and equipment in
        2006 of $21,587. Further, we understand from your disclosure in Note 3 that the
        purchaser of the property and equipment has agreed to lease the equipment back
        to you for a nominal amount. Please tell us how you have considered the
        guidance in SFAS 28 in recording the gain on your sale of the equipment.

Note 6 – Stock Options and Warrants, page F-13

5.   Please provide the pro forma disclosures required by paragraph 45(c) of SFAS
        123, or tell us why you believe this guidance does not apply to you.

Exhibits

6.   We note that the wording of your certifications does not conform to the wording required by Section 302 of the Sarbanes Oxley Act. Please refer to Item 601(b)(31) for the correct wording of these certifications. Please file the correctly worded certifications in an amendment to your filing.

Form 10-QSB for the Interim Period Ended January 1, 2007

General

7.   Certain comments written on your annual report on Form 10-KSB also pertain to your Form 10-QSB for the interim period ended January 1, 2007. Please make corresponding changes to this document.

Balance Sheet, page 2

8.   We note that your water rights account balance was reduced during the interim period ended January 31, 2007. Please explain to us the events or transactions that occurred during the period that resulted in the reduction of the account balance.

Statement of Cash Flows, page 4

9.   Please present a cumulative from inception statement of cash flows as required by paragraph 11a of SFAS 7.

Note 2 – Significant Accounting Policies, page 5

(g) Stock Based Compensation, page 6

10.   We note your accounting policy note disclosure in which you state that you follow APB 25 and related interpretations to account for employee stock options. Please note SFAS 123R superseded APB 25, and you were required to adopt this new standard as of November 1, 2006. Please revise your interim financial statements to reflect the adoption of SFAS 123R.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at
(202) 551-3706, if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller

Branch Chief